2/26/16

# PUBLIC

SEC 16003626 [SSION

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-67509

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **TENECA, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**5200 WILSON ROAD, SUITE 203**
(No. and Street)

| **EDINA** | **MINNESOTA** | **55424** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**ROGER JONES** **(952) 929-6872**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

OHB

# OATH OR AFFIRMATION

I, ROGER JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TENECA, LLC, as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER
Title

Public Notary

JASON DEAN TRAUGER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/19

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TENECA, LLC

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2015

Table of Contents

Teneca, LLC

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Teneca, LLC

We have audited the accompanying statement of financial condition of Teneca, LLC. as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Teneca, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneca, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Teneca, LLC's financial statements. The supplemental information is the responsibility of Teneca, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 9, 2016

TENECA, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 18,366 |
| Receivable from customers | | 1,500 |
| Prepaid expenses | | 73 |
| Furnishings and equipment, at cost, less accumulated depreciation of $12,160 | | 1,499 |
| Security deposit | | 3,465 |
| Total assets | $ | 24,903 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | - |
| Subordinated note payable | | 10,000 |
| Members' equity | | 14,903 |
| Total liabilities and members' equity | $ | 24,903 |

The accompanying notes are an integral part of these financial statements

# NOTES TO FINANCIAL STATEMENTS
December 31, 2015

1. *Nature of Business and Significant Accounting Policies*

Organization and Nature of Business

Teneca, LLC (the Company) is a registered securities broker-dealer that engages primarily in investment banking, mergers and acquisitions advisory services, and debt and equity placements. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company which was organized on September 29, 2006. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Accounts Receivable

Accounts receivable from customers include amounts due for retainer fees. The company utilizes the reserve method of accounting for doubtful accounts. However, at December 31, 2015, all accounts receivable were considered fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over estimated useful lives of 5 to 7 years.

Income Taxes

Income or loss of the Company is allocated to the members for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's income tax returns for the years ended December 31, 2012, 2013 and 2014 respectively are subject to possible federal and state examinations, generally three years after they are filed.

1. *Nature of Business and Significant Accounting Policies (Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission and advisory fee revenues are recoded by the Company when the services are completed and earned.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Concentrations of credit risk with respect to trade accounts receivables are limited due to the nature of customers comprising the Company's customer base. Management believes the Company is not exposed to any significant credit risk related to cash or trade accounts receivables.

Investment Banking

Investment banking revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Date of Management's Review

Management has evaluated subsequent events through February 9, 2016, the date the financial statements were available to be issued.

2. *Lease Commitments*

The Company leases its office facilities under a non-cancellable lease agreement ('lease"), which expires January 31, 2021. The lease contains a predetermined escalation of the minimum rent of approximately $44 per month each lease year during the lease term. The Lease requires the Company to make a $3,465 security deposit. Effective August 2014, the Company began leasing office equipment under a 36 month lease requiring a minimum monthly payment of $155 plus supplies and taxes. In the event the lease is not terminated or renewed within a 30 day notice period prior to its maturity it will automatically be renewed for consecutive 30 day periods on the same terms.

2. *Lease Commitments (cont.)*

Rent expense, including operating expenses and real estate taxes was $43,791 in 2015 and is included in the Occupancy expense line item on the Statement of Operations.

Aggregate annual rentals for office space and equipment at December 31, 2015, are approximately as listed as follows:

| Year | Amount |
|---|---|
| 2016 | $ 26,109 |
| 2017 | 25,865 |
| 2018 | 25,311 |
| 2019 | 25,842 |
| 2020 | 26,373 |
| Thereafter | 2,227 |

3. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $18,366 which was $13,366 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .000 to 1.

The Company operates under the provisions of section (k)(2)(i) of Rule 15-c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

4. *Subordinated Note*

The note is due to a member, is subordinated to the claims of any general creditors, bears interest at 8% annually, and is due May 30, 2018. The subordinated note payable is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In 2015, interest expense on this note was $800.

5. *Employee Benefit Plan*

The Company has a defined contribution profit sharing plan (the Plan), which provides retirement benefits to substantially all employees after one year of service and attaining age 21. The Plan allows the Company to make discretionary contributions. The Company paid no contributions during 2015.

6. *Property and Equipment*

Property and equipment as of December 31, 2015 consists of:

| | |
|---|---|
| Computer Equipment | $ 5,629 |
| Furniture and Fixtures | $ 8,030 |
| Total | $ 13,659 |
| Less Accumulated Depreciation | $(12,160) |
| Equipment, net | $ 1,499 |

Depreciation expense for 2015 was $999

7. *Concentrations*

Revenues for the year ended December 31, 2015 included investment banking revenue attributable to one major customer, which accounted for 94% of total revenue.

8. *Commitments and Contingencies*

Teneca, LLC does not have any commitments, guarantees or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## YEAR ENDED DECEMBER 31, 2015

| | | |
|---|---|---|
| **Net Capital** | | |
| Total members' equity | $ | 14,903 |
| Additions: | | |
| Subordinated note | | 10,000 |
| Deductions: | | |
| Non-allowable assets | | 6,537 |
| Net capital | $ | 18,366 |
| **Aggregate Indebtedness** | | |
| Items included in statement of financial condition | | |
| Accrued expenses and other payables | $ | - |
| Total aggregate indebtedness | $ | - |
| **Computation of Basic Net Capital Requirements** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) (A) | $ | - |
| Minimum dollar net capital requirement for reporting broker or dealer (B) | $ | 5,000 |
| Net capital requirement (greater of (A) or (B)) | $ | 5,000 |
| Excess net capital | $ | 13,366 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement | $ | 12,366 |
| Ratio: Aggregate indebtedness to net capital (percentage) | | 0.000 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X17A-5 as of December 31, 2015

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Teneca, LLC

We have reviewed management's statements, included in the accompanying Teneca, LLC Exemption Report, in which (1) Teneca, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Teneca, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Teneca, LLC stated that Teneca, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Teneca, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teneca, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 9, 2016